Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Office Properties Inc.

Commission File Number: 001-14916

LETTER TO UNITHOLDERS

Dear Unitholders,

When we established Brookfield Property Partners (BPY) in April 2013, our objective was to become the leading globally-diversified owner and operator of high-quality real estate assets. Upon the spin-off, we owned significant interests in a number of premier real estate businesses, including a 50% interest in Brookfield Office Properties (BPO) and a 25% interest in General Growth Properties (GGP). In addition, over the last six months, we have made significant progress building our industrial and multi-family platforms, deploying $235 million of equity in six acquisitions. Our industrial platform is now comprised of 64 million square feet of operating properties while our multi-family business includes more than 20,000 rental units in 64 properties.

Since BPY’s creation, we have articulated a couple of key strategic objectives, namely to build best-in-class operating platforms in each real estate sector, to meaningfully increase our percentage of equity invested in directly-owned assets and to increase our public float. Over the past few weeks, we have announced two transactions which should help accelerate the accomplishment of these strategic objectives.

Brookfield Property Partners’ Proposed Acquisition of Brookfield Office Properties

On September 30, we announced our intention to launch an offer to acquire any or all of the shares of BPO that we do not own (the “Offer”) in order to increase our ownership in one of the highest quality portfolios of office assets, located in global gateway markets. Under the Offer, BPO shareholders will be able to elect to receive one BPY limited partnership unit or $19.34 in cash for each BPO common share. The Offer will be subject to pro-ration, such that no more than 67% of total consideration will be BPY units and no more than 33% of total consideration will be cash.

We believe that this Offer is very attractive for BPO shareholders. Based upon market prices on the day prior to announcement, the Offer represents a 17% premium to the 30-day volume weighted average price of BPO common shares on the New York Stock Exchange. For the BPY units that they receive, BPO shareholders will realize an 18% increase in their IFRS book value per share and a 79% greater quarterly dividend on BPY units than BPO shares. Since the announcement, we have met many BPO shareholders, receiving favorable feedback. Furthermore, two of BPO’s largest shareholders, representing 11% of its public float, have entered into lock-up agreements in support of the transaction.

General Growth Properties

Last week, we announced an investment of $1.4 billion in GGP shares and warrants. When Brookfield Asset Management (Brookfield) led the recapitalization of GGP in 2010, it established a consortium of institutional investors to invest alongside it. Since the consortium has accomplished the objectives that were established at formation, Brookfield recently proposed a transaction to provide its institutional partners with liquidity and to pave the way for a new phase of long-term ownership of GGP. Pursuant to the transaction, BPY has a unique opportunity to acquire a substantial block of common stock in one of the highest quality retail mall operators. In addition, we will acquire a sizeable amount of “deep-in-the-money” GGP warrants, which effectively embed low-cost financing. In light of GGP’s growth prospects, we believe that we will earn a return on this investment that is in excess of our 12% to 15% target. To fund the investment, BPY will issue $1.4 billion of limited partnership units and redeemable exchangeable units to institutional investors, including Investment Corporation of Dubai and Brookfield.

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Upon successful completion of these two transactions, we will streamline our corporate structure and increase our invested capital in directly-owned investments to approximately 60%. Furthermore, we will increase BPY's public float to approximately $5 billion.

RESULTS OF OPERATIONS

Our financial results for the third quarter were solid during a period of uncertainty in the global economy, demonstrating the earnings power of our diversified portfolio of assets. Going forward when we describe our results, we will focus on fully-diluted FFO, which is equal to funds from operations inclusive of the contribution from the GGP warrants that we own assuming that they were net settled as of period end.

For the quarter, we generated fully-diluted FFO of $128 million, or $0.27 per unit, compared to $143 million, or $0.31 per unit, in the third quarter of 2012. Adjusting for one-time items, mainly a dividend that we received from Canary Wharf in 2012, our fully-diluted FFO increased by $27 million or 25% over the prior year period. The increase in results was driven by strong same-property sales growth, capturing higher mark-to-market rents on leasing, reduced interest expense as a result of our aggressive debt refinancing program and contributions from new investments.

Office Platform

In the third quarter, our office portfolio earned $84 million of fully-diluted FFO before one-time items compared with $74 million in the third quarter of 2012. The increase was largely attributable to interest expense savings resulting from opportunistic refinancing activity. During the quarter, we refinanced $580 million of proportionate debt and reduced our cost of debt on these properties by 190 bps to 3.8%. On the operating side, we leased 1.2 million square feet during the quarter at an average rent of $33.75 per square foot, representing a 10% increase over expiring net rents. At quarter end, our in-place net rent was $31.09 per square foot, which compares to average market net rents of $35.62 per square foot, allowing for 13% of mark-to-market opportunities on new leasing over the coming years. In our office portfolio, occupancy finished the period at 90.6%, up from 90.4% at June 30, 2013 with strong leasing activity in New York, Houston, Washington D.C. and Toronto. At quarter end our average lease term remained essentially flat at 6.9 years.

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Following quarter-end, we executed definitive agreements to make our first investment in China. Upon closing, anticipated in the first quarter of 2014, we will acquire a 22% stake in China Xintiandi, which is currently wholly-owned by Shui On Land. This investment will essentially be a strategic partnership with Shui On Land, which is one of the most respected developers in China with a proven track record of developing large-scale, integrated mixed-use and city-core redevelopment projects. BPY and its institutional partners have committed to invest up to $750 million in China Xintiandi, of which $500 million will be invested at closing and BPY and its partners will have the ability to invest an additional $250 million in the transaction upon identification by China Xintiandi of a defined use of proceeds. As this is our first investment in China, we structured the transaction as a US dollar denominated convertible preferred stock investment into Shui On Land’s subsidiary which holds its operating commercial real estate assets. China Xintiandi owns a premier portfolio of office and retail assets in Shanghai, which includes the 3.4 million square foot iconic Xintiandi retail property and the immediately surrounding commercial office properties: Shui On Plaza and Corporate Avenue 1 and 2. China Xintiandi also owns a 2.2 million square foot mixed-use development, “The Hub,” located at the center of Hongqiao Transportation market.

Finally, in-line with our development strategy which is tenant commitment driven, we kicked off the first phase of our Brookfield Place Calgary development project after signing Cenovus Energy Inc. as lead tenant for 71% of the 1.4 million square foot east tower. This brings our active development pipeline to 8.4 million square feet under construction at five sites: Manhattan West in New York, Brookfield Place Calgary, Bay Adelaide Centre East in Toronto, Brookfield Place Perth Tower 2, and Giroflex in São Paulo.

Retail Platform

In the third quarter of 2013, our retail portfolio earned $72 million of fully-diluted FFO compared with $63 million in 2012. The increase was largely attributable to improved occupancy and in-place rates in the United States, as well as a reduction in interest expense from debt refinancings and the retirement of debt with proceeds from divestitures. In total, we reduced the average interest rate of our retail platform from the prior quarter by 16 basis points to 4.74%. Additionally, during the year we increased our ownership of GGP and Rouse, following the acquisition of certain consortium partner’s interests in the second quarter and a share buyback by GGP in the third quarter. Operationally, our retail platform continued to drive organic growth, increasing same-store net operating income by over 7%. During the quarter, we leased approximately 2.9 million square feet at our retail properties, improved occupancy by 80 bps to 95.5%, and increased the initial rental rates on a suite-to-suite basis by 12%. All-in-all, our retail platform generated average rent per square foot of $53.41, with average tenant sales per square foot of $528.

In addition, our retail platform advanced a number of redevelopment opportunities. Our redevelopment strategy is to strengthen our malls within their marketplaces by investing capital to further improve A malls or to transition B+ malls to the A category. Within our retail platform, we have redevelopment projects with total proportionate projected cost of approximately $482 million, with a pre-tax unleveraged return of 9% to 11%. To date, we have invested $130 million in our pipeline of projects.

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Multi-family, Industrial and Other

In the third quarter, our multi-family, industrial and other platform earned fully-diluted FFO of $17 million, an increase of $15 million compared with the prior year due primarily to the acquisitions of industrial and multi-family assets that closed in the past year. Including one transaction that closed subsequent to quarter end, we invested $220 million in two acquisitions of 32 million square feet of operating properties in the United States and Europe. We also closed one multi-family transaction, acquiring 4,900 units in southeastern United States.

With the addition of our most recent acquisition, Industrial Developments International (“IDI”), to our platform, we have created a leading global industrial real estate company able to deliver high quality distribution facilities to clients around the world. Our combined industrial business owns 64 million square feet of irreplaceable assets and 79 million square feet of development sites near major markets and transport routes in North America, Europe, the Middle East and China, making it one of the largest global players in the industrial and logistics sector.

Corporate

During the quarter, we closed $550 million of bi-lateral corporate revolving credit facilities with eleven of our relationship banks. These credit facilities provide us with liquidity for general working capital as well as investments. After quarter end, we expect to enter into a $500 million subordinated corporate credit facility with Brookfield. As it does not have any upfront fees or fees on undrawn commitments, this facility is an inexpensive way to supplement our liquidity.

OUTLOOK

While we progressed on a number of investment opportunities over the past few months, much of our attention has been focused on our two major strategic initiatives. Upon the successful completion of the BPO acquisition and the additional investment in GGP, BPY will have a market capitalization of approximately $15 billion with one of the highest quality portfolios of office and retail properties in the world. Additionally, BPY will have solidified its foundation for growth due to:

•	Opportunities to drive FFO growth through marking-to-market rents and increasing occupancy within our portfolio;

•	Enhanced growth prospects as a result of a robust portfolio of re-development and development projects;

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•	Increased access to the capital markets, which should reduce our cost of capital and enable us to more efficiently fund our growth; and

•	A streamlined ownership and operating structure for the business, which should enable us to realize significant cost synergies over the coming years.

Furthermore, one of the main competitive advantages of our real estate franchise is that we have over 16,000 employees on the ground within our markets, including over 70 business development professionals. We leverage our local relationships and real time information in each of our markets to originate proprietary transactions. Ownership of 100% of BPO would provide greater flexibility to create value for our unitholders by selling non-core assets that command low yields in today's market and recycling this equity capital into investments that we source in geographies and sectors that yield significantly higher risk-adjusted returns.

Over the next few months, we may see volatility in the capital markets primarily due to the ongoing negotiations in the United States Congress to pass a budget and to increase the debt ceiling. However, overall we believe that fundamentals in the markets that we serve are improving, albeit at a modest pace. With our diversified, high-quality asset base, we expect that we will continue to generate stable cash flow. Furthermore, we look forward to periods of volatility in our markets, as opportunities to originate new investments at attractive values become more abundant.

We thank you for your support, and we look forward to updating you on our progress in the quarters ahead.

Sincerely,

Ric Clark

Chief Executive Officer

Brookfield Property Group LLC

November 7, 2013

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Forward-Looking Statements

This letter to unitholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations including, but not limited to, statements about the growth prospects and returns of GGP, our return on this investment and the increase in the public float of Brookfield Property Partners. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: we may not realize the anticipated benefits of increasing our ownership of GGP; GGP may not realize the revenue, cash flow and returns anticipated; we may be unable to complete the offer to acquire the shares of BPO; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

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We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Additional Important Information

This letter to unitholders relates, in part, to Brookfield Property Partners' previously announced proposal to acquire BPO through a tender offer for any or all of the common shares of BPO that it does not currently own (the "Offer"). Brookfield Property Partners expects to file a Registration Statement on Form F-4, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D1-F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the "SEC") in connection with the Offer. The Offer has not yet formally commenced and may not be completed until the registration statement filed with the SEC is effective. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents.

The Exchange Offer Documents will be furnished to or filed with the Canadian securities regulatory authorities and the SEC. Security holders and investors will be able to obtain free copies of the Exchange Offer Documents (when they become available), as well as other filings containing information about Brookfield Property Partners, BPO and the Offer, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from Brookfield Property Partners. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

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